                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------x
WILLIAM STEINER,                          :
                                          :
                        Plaintiff,        :
                                          :
            v.                            :           C.A. No. 16783
                                          :                   -------
CALMAT CO., A. FREDERIC GERSTELL,         :
JOHN C. ARGUE, ARTHUR BROWN, DENIS R.    :
BROWN, HARRY M. CONGER, RAYBURN S.        :
DEZEMBER, WILLIAM P. HUSTON, EDWARD A.    :
LANDRY, THOMAS L. LEE, THOMAS M. LINDEN,  :
GEORGIA R. NELSON, and STUART T. PEELER,  :
                                          :
                        Defendants.       :
------------------------------------------x

                             CLASS ACTION COMPLAINT

            Plaintiff, by has attorneys, allege upon information and belief, except with respect to his ownership of Calmat Co. ("Calmat" or the "Company") common stock as follows:

                                     PARTIES

            1. Plaintiff is the owner of shares of defendant Calmat.

            2. Calmat Co. is a Delaware corporation with executive offices at 3200 San Fernando Road, Los Angeles, California 90065-1415. Calmat manufactures, produces, distributes and sells asphalt and aggregates and concretes, owns and leases undeveloped real property, sells real property, and operates landfills. As of July 29, 1998, Calmat had approximately 23,795,779 shares of common stock outstanding held by over 1,000 shareholders of record.

            3. Defendant A. Frederic Gerstell is Chairman of the Board, Chief Executive Officer and a Director of Calmat.

            4. Defendant John C. Argue is a Director of Calmat.

            5. Defendant Arthur Brown is a Director of Calmat.

            6. Defendant Denis R. Brown is a Director of Calmat.

            7. Defendant Harry M. Conger is a Director of Calmat.

            8. Defendant Rayburn S. Dezember is a Director of Calmat.

            9. Defendant William P. Huston is a Director of Calmat.

            10. Defendant Edward A. Landry is a Director of Calmat.

            11. Defendant Thomas L. Lee is a Director of Calmat.

            12. Defendant Thomas M. Linden is a Director of Calmat.

            13. Defendant Georgia R. Nelson is a Director of Calmat.

            14. Defendant Stuart T. Peeler is a Director of Calmat.

            15. The foregoing individual directors of Calmat (collectively the "Director Defendants"), owe fiduciary duties to Calmat and its shareholders.

            16. Vulcan Materials Co. ("Vulcan") is a New Jersey corporation with executive offices at 1 Metroplex Drive, Birmingham, Alabama 35209-6893. Vulcan produces, distributes and sells construction materials and other industrial chemical products.

                            CLASS ACTION ALLEGATIONS

            17. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of Calmat (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

            18. This action is properly maintainable as a class action for the following reasons:

                  (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of July 29, 1998, Calmat had over 23 million shares of common stock outstanding held by over 1,000 shareholders of record scattered throughout the United States.

                  (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                  i. Whether the Defendant Directors have breached their fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                  ii. Whether the Defendant Directors have wrongfully failed to seek a purchaser of Calmat at the highest available price and, instead, have allowed the valuable assets of defendant Calmat to be acquired by Vulcan at an unfair and inadequate price;

                  iii. Whether plaintiff and the other members of the Class will be irreparably damaged by the conduct complained of herein; and

                  vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

            19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

            20. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

            21. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                             SUBSTANTIVE ALLEGATIONS

            22. On November 16, 1998, it was announced that Vulcan would acquire Calmat in a transaction pursuant to which each Calmat share would be exchanged for $31 per share (the "Transaction"). The Transaction reportedly is structured to include a first step tender offer at $31 per share cash.

            23. On Friday, November 13, 1998, Calmat stock closed at $27-3/16 per share. Thus, the $31 per share transaction price represents a mere 14 percent premium over the pre-announcement trading price of Calmat.

            24. The proposed Transaction is wrongful, unfair and harmful to Calmat's public stockholders, the Class members. The proposed Transaction will deny plaintiff and other Class members the right to obtain the best transaction price available on a sale of the Company.

            25. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Calmat and put certain of defendants' own personal interests and the interests of defendant Vulcan ahead of the interests of the Calmat public shareholders.

            26. The Director Defendants failed to (1) undertake an adequate evaluation of Calmat's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Calmat's value and/or attractiveness as a merger/acquisition candidate; or (3) effectively expose Calmat to the marketplace in an effort to create an active and open auction for Calmat.

            27. While the Director Defendants of Calmat should continue to seek out other possible purchasers of the assets of Calmat or its stock in a manner designed to obtain the best transaction reasonably available for Calmat's shareholders, or seek to enhance the value of Calmat for all its current shareholders, they have instead resolved to wrongfully allow Vulcan to obtain the valuable assets of Calmat at an inadequate price.

            28. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Calmat' public shareholders.

            29. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing and timing the Transaction, defendants are not acting in good faith toward plaintiff and the Class, and defendants have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

            30. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and corporate affairs of Calmat and because they are in possession of private corporate information concerning Calmat' businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Calmat and other potential bidders for Calmat.

            31. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Calmat and their public shareholders.

            32. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged. Unless enjoined by this Court, the Defendant Directors will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

            33. Plaintiff has no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

                  (a) Declaring that this action may be maintained as a class action;

                  (b) Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiffs and the other members of the Class;

                  (c) Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed Transaction without an adequate process to maximize the sale price of Calmat;

                  (d) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

                  (e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

                  (f) Granting such other and further relief as may be just and proper.

Dated: November 16, 1998                  CHIMICLES & TIKELLIS LLP

                                          /s/ Pamela S. Tikellis
                                          --------------------------------
                                          Pamela S. Tikellis
                                          James C. Strum
                                          Robert J. Kriner, Jr.
                                          One Rodney Square
                                          P.O. Box 1035
                                          Wilmington, DE 19899
                                          (302) 656-2500

                                          Attorneys for Plaintiff

OF COUNSEL:

WOLF HALDENSTEIN ADLER
    FREEMAN & HERZ, LLP
270 Madison Avenue
New York, NY 10016
(212) 545-4600